ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

_______________________________________________________________________________________

June 28, 2021

Sergio Chinos

United States Securities & Exchange Commission

Division of Corporation

Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Offering Statement on Form 1-A Filed May 5, 2021

File No. 024-11502

Dear Mr. Chinos:

Please accept this letter and filing of Form 1-A/A in response to the Commission’s correspondence to Alan Beal, CEO of Armed Forces Brewing Company, Inc. dated June 28, 2021.

Amendment No. 3 to Offering Statement on Form 1-A

Results of Operations, page 56

1. You disclose on page 56 that operating expenses during 2020 totaled $81,928. Please reconcile this amount to the amount reported on the statement of operations on page 91.

The disclosure on page 56 erroneously reported the incorrect operating expense totals.  The number has now been amended to conform to the audited financial statements on page 91.

2. Your statements on pages 55 and 56 indicting that net loss equals the operating expenses plus accrued interest of $0 do not appear correct. Please revise or advise.

These statements have been revised and corrected in the new filing.

As previously noted, the Commission is aware that compensation arrangements with FINRA have been cleared and that FINRA has no objections to the compensation arrangements.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

____________________________________________________________________________________________________________________________

Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com